Form G-FIN

05042902

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 18 2005

DIVISION OF MARKET REGULATION

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires March 31, 2004

OFFICIAL USE
11-403

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☑ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☑ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☑ Amendment

4. A. Full name of the financial institution:

   BancorpSouth Bank

   B. Address of principal office of financial institution:

   One Mississippi Plaza, Tupelo, MS 38802

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   525 East Capitol Street Jackson, MS 39201

   D. Mailing address if different from (B) or (C):

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Alan R. Leach	Senior Vice President	(601) 592-4905

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☑ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   See Attached List

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Leach	Alan	Ray	Senior Vice President
Fields	Belinda	Ann	Vice President
Threadgill, Jr.	W.	James	Vice Chairman
Rea	Audie	Gean	Assistant Vice President

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☑ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Alan	Ray	Leach	Senior Vice President

Manual Signature: Alan Leach (signature)

Date: 12/30/04

#5 One Mississippi Plaza Tupelo, MS 38801

1000 Union University Drive Jackson, TN 38382

100 Hardy Street Hattiesburg, MS 39401

802 Highway 12 West Starkville, MS 39760

6363 Poplar Ave Memphis, TN 38819

7125 Airways Blvd Southaven, MS 38671

1301 Gunter Avenue Guntersville, AL 35976

2211 Highland Ave. South Birmingham, AL 35205

2909 13th Street Gulfport, MS 39501

101 W. Main Street El Dorado, AR 71730

1222 Rogers Ave Fort Smith, AR 72901

8585 Fern Ave. Shreveport, LA 71105

1220 N. 18th Monroe, LA 71201

107 Glenda Street, Rayville, LA 71269

517 S. Lamar Ave, Oxford, MS 38655

120 Colony Crossing Madison, MS 39110 addition